[Willkie Farr & Gallagher LLP Letterhead]

May 18, 2009

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, NE

Washington, D.C. 20549

Re:	RenaissanceRe Holdings Ltd.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 20, 2009
File No. 001-14428

Dear Mr. Rosenberg:

On behalf of RenaissanceRe Holdings Ltd. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Form 10-K for the fiscal year ended December 31, 2008, filed February 20, 2009 (the “2008 Form 10-K”), and contained in the letter, dated April 23, 2009 (the “Comment Letter”).

We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.

Defined terms used herein without definition have the meanings ascribed to them in the 2008 Form 10-K.

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Securities and Exchange Commission

May 18, 2009

Form 10-K for the year ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Critical Accounting Estimates

Property Catastrophe Reinsurance, page 72

1.	You state that you experienced a $131.6 million favorable development on your prior year loss reserves for catastrophe reinsurance unit as a result of a comprehensive review of your expected ultimate net losses associate with the 2005 hurricanes, Katrina, Rita and Wilma. Please revise your disclosure to discuss the nature and the extent of the comprehensive review and which loss reserve assumptions, if any, changed as a result of the review. Please disclose if there were any modifications to your loss reserve methodology as a result of this comprehensive review.

Response: There were no changes to our loss reserve methodologies as a result of our review of the 2005 hurricanes. We will enhance our disclosures to note this as well as discuss the nature and the extent of the comprehensive review and which assumptions changed as a result of the review. Attached as Exhibit A is the revised disclosure that we would propose to include in “Summary of Critical Accounting Estimates, Reinsurance Segment, Property Catastrophe Reinsurance” in our next Annual Report on Form 10-K, marked to show changes from our 2008 Form 10-K.

Consolidated Statements of Cash Flows, page F-8

2.	Please revise your statement of cash flows to disclose the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. Refer to paragraph 25 of FAS 95.

Response: The effect of exchange rate changes on the Company’s cash balances held in foreign currencies was $(2.3) million, $1.5 million and $4.2 million for the years ended December 31, 2008, 2007 and 2006, respectively. These amounts represent 0.04%, 0.02%, and 0.05% of the Company’s operating cash flows for the years ended December 31, 2008, 2007 and 2006, respectively. We do not believe these amounts are material and as a result we have not disclosed them as a separate part of the reconciliation of the change in cash and cash equivalents. We will continue to monitor the impact of the effect of exchange rate changes on the Company’s cash balances held in foreign currencies and will disclose the impact in future filings if and when it becomes material.

Note 3. Business Combinations, page F-15

3.	Please revise your disclosure to state the key terms of the additional payments specified in the Argo National asset purchase agreement and the accounting treatment that will be followed should any such payments occur.

Response: The additional payments specified in the Agro National asset purchase agreement represent contingent consideration that will be paid in 2011 if the cumulative

Securities and Exchange Commission

May 18, 2009

adjusted excess profit of Agro National for the 2008, 2009 and 2010 crop years exceed certain financial metrics, as defined in the asset purchase agreement. The additional payments, if any, will be recorded as an increase in goodwill in the period in which the contingency is resolved and the consideration becomes issuable. We will enhance our disclosure with respect to the key terms of the additional payments specified in the Agro National asset purchase agreement and the accounting treatment that will be followed should any such payments occur. Attached as Exhibit B is the revised disclosure that we would propose to include in “Note 3. Business Combinations” in our next Annual Report on Form 10-K, marked to show changes from our 2008 Form 10-K.

Note 17. Taxation, page F-32

4.	Please revise your disclosure to explain why you reduced the valuation allowance in 2007. State what new information was factored into the decision to reduce the allowance and why you believe that the timing of the release of the valuation allowance was appropriate in 2007.

Response: We will enhance our disclosure to explain why we reduced our valuation allowance in 2007. We will also state what new information was factored into the decision to reduce the allowance and why we believe that the timing of the release of the valuation allowance was appropriate in 2007. Please note that we included this information in “Note 14. Taxation” in our Form 10-K for the fiscal year ended December 31, 2007. Attached as Exhibit C is the revised disclosure that we would propose to include in “Note 17. Taxation” in our next Annual Report on Form 10-K, marked to show changes from our 2008 Form 10-K.

In addition, the Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission

May 18, 2009

Should you have any questions concerning this letter please call the undersigned at (212) 728-8736.

Very truly yours,

/s/ Robert B. Stebbins
Robert B. Stebbins

cc:	Dana Hartz
Donald Abbott
Fred R. Donner
Mark A. Wilcox
Stephen H. Weinstein, Esq.

Securities and Exchange Commission

May 18, 2009

Exhibit A

Revised Disclosure to be Included in the Company’s Next Annual Report on Form 10-K

(Marked to Show Changes From 2008 Form 10-K)

Comment 1—Summary of Critical Accounting Estimates Property Catastrophe Reinsurance, page 72

Reinsurance Segment

Property Catastrophe Reinsurance

Within our property catastrophe reinsurance unit, we principally write property catastrophe excess of loss reinsurance contracts to insure insurance and reinsurance companies against natural and man-made catastrophes. Under these contracts, we indemnify an insurer or reinsurer when its aggregate paid claims and claim expenses from a single occurrence of a covered peril exceed the attachment point specified in the contract, up to an amount per loss specified in the contract. Our most significant exposure is to losses from earthquakes and hurricanes and other windstorms, although we are also exposed to claims arising from other catastrophes, such as tsunamis, freezes, floods, fires, tornadoes, explosions and acts of terrorism. Our predominant exposure under such coverage is to property damage. However, other risks, including business interruption and other non-property losses, may also be covered under our property catastrophe reinsurance contracts when arising from a covered peril. Our coverages are offered on either a worldwide basis or are limited to selected geographic areas.

Coverage can also vary from “all property” perils to limited coverage on selected perils, such as “earthquake only” coverage. We also enter into retrocessional contracts that provide property catastrophe coverage to other reinsurers or retrocedants. This coverage is generally in the form of excess of loss retrocessional contracts and may cover all perils and exposures on a worldwide basis or be limited in scope to selected geographic areas, perils and/or exposures. The exposures we assume from retrocessional business can change within a contract term as the underwriters of a retrocedant may alter their book of business after the retrocessional coverage has been bound. We also offer dual trigger reinsurance contracts which require us to pay claims based on claims incurred by insurers and reinsurers in addition to the estimate of insured industry losses as reported by referenced statistical reporting agencies.

Our property catastrophe reinsurance business is generally characterized by loss events of low frequency and high severity. Initial reporting of paid and incurred claims in general, tends to be relatively prompt. We consider this business “short-tail” as compared to the reporting of claims for “long-tail” products, which tends to be slower. However, the timing of claims payment and reporting also varies depending on various factors, including: whether the claims arise under reinsurance of primary insurance companies or reinsurance of other reinsurance companies; the nature of the events (e.g., hurricanes, earthquakes or terrorism); the geographic area involved; post-event inflation which may cause the cost to repair damaged property to increase significantly from current estimates, or for property claims to remain open for a longer period of time, due to limitations on the supply of building materials, labor and other resources; and the quality of each client’s claims management and reserving practices. Management’s judgments regarding these factors are reflected in our claims reserve estimates.

Securities and Exchange Commission

May 18, 2009

Reserving for substantially all of our property catastrophe reinsurance business does not involve the use of traditional actuarial techniques. Rather, claims and claim expense reserves are estimated by management after a catastrophe occurs by completing an in-depth analysis of the individual contracts which may potentially be impacted by the catastrophic event. The in-depth analysis generally involves: 1) estimating the size of insured industry losses from the catastrophic event; 2) reviewing our portfolio of reinsurance contracts to identify those contracts which are exposed to the catastrophic event; 3) reviewing information reported by clients and brokers; 4) discussing the event with our clients and brokers; and 5) estimating the ultimate expected cost to settle all claims and administrative costs arising from the catastrophic event on a contract-by-contract basis and in aggregate for the event. Once an event has occurred, during the then current reporting period we record our best estimate of the ultimate expected cost to settle all claims arising from the event. Our estimate of claims and claim expense reserves is then determined by deducting cumulative paid losses from our estimate of the ultimate expected loss for an event and our estimate of IBNR is determined by deducting cumulative paid losses, case reserves and additional case reserves from our estimate of the ultimate expected loss for an event. Once we receive a notice of loss or payment request under a catastrophe reinsurance contract, we are generally able to process and pay such claims promptly.

Because the events from which claims arise under policies written by our property catastrophe reinsurance business are typically prominent, public occurrences such as hurricanes and earthquakes, we are often able to use independent reports as part of our loss reserve estimation process. We also review catastrophe bulletins published by various statistical reporting agencies to assist us in determining the size of the industry loss, although these reports may not be available for some time after an event. In addition to the loss information and estimates communicated by cedants and brokers, we also use industry information which we gather and retain in our REMS© modeling system. The information stored in our REMS© modeling system enables us to analyze each of our policies in relation to a loss and compare our estimate of the loss with those reported by our policyholders. The REMS© modeling system also allows us to compare and analyze individual losses reported by policyholders affected by the same loss event. Although the REMS© modeling system assists with the analysis of the underlying loss and provides us with the information and ability to perform increased analysis, the estimation of claims resulting from catastrophic events is inherently difficult because of the variability and uncertainty associated with property catastrophe claims and the unique characteristics of each loss.

For smaller events including localized severe weather events such as windstorms, hail, ice, snow, flooding, freezing and tornadoes, which are not necessarily prominent, public occurrences, we initially place greater reliance on catastrophe bulletins published by statistical reporting agencies to assist us in determining what events occurred during the reporting period than we do for large events. This includes reviewing Catastrophe Bulletins published by Property Claim Services for U.S. catastrophes. We set our initial estimates of reserves for claims and claim expenses for these smaller events based on a combination of our historical market share for these types of losses and the estimate of the total insured industry property losses as reported by statistical reporting agencies, although we generally make significant adjustments based on our current exposure to the geographic region involved as well as the size of the loss and the peril involved. This approach supplements our approach for estimating losses for larger catastrophes, which as discussed above, includes discussions with brokers and ceding companies, reviewing individual contracts impacted by the event, and modeling the loss in our REMS© system.

In general, our property catastrophe reinsurance reserves for our more recent reinsured catastrophic events are subject to greater uncertainty and, therefore, greater potential variability, and are likely to experience material changes from one period to the next. This is due to the uncertainty as to the size of the industry losses from the event, uncertainty as to which contracts have been exposed to the catastrophic event, uncertainty due to complex legal and coverage issues that can arise out of large or complex catastrophic events such as the events of September 11, 2001 and hurricane Katrina, and uncertainty as to the magnitude of claims incurred by our clients. As our property catastrophe reinsurance claims age, more information becomes available and we believe our estimates become more certain, although there is no assurance this trend will continue in the future. As seen in the Actual vs. Initial Estimated Property Catastrophe Reinsurance Claims and Claim Expense Reserve Analysis table below, 68.8% of our inception to date claims and claim expenses in our property catastrophe reinsurance unit were incurred in the 2004, 2005 and 2008 accident years, due principally to the losses from hurricanes Charley, Frances, Ivan, Jeanne, Katrina, Rita, Wilma, Gustav and Ike. Due to the size and complexity of the losses in these accident years, there still remains significant uncertainty as to the ultimate settlement costs associated with these accident years.

Securities and Exchange Commission

May 18, 2009

Within our property catastrophe reinsurance business, we seek to review substantially all of our claims and claim expense reserves quarterly. Our quarterly review procedures include identifying events that have occurred up to the latest balance sheet date, determining our best estimate of the ultimate expected cost to settle all claims and administrative costs associated with those new events which have arisen during the reporting period, and reviewing the ultimate expected cost to settle claims and administrative costs associated with those events which occurred during previous periods. This process is judgmental in that it involves reviewing changes in paid and reported losses each period and adjusting our estimates of the ultimate expected losses for each event if there are developments that are different from our previous expectations. If we determine that adjustments to an earlier estimate are appropriate, such adjustments are recorded in the period in which they are identified. During the twelve months ended December 31, 2008, 2007 and 2006, changes to our prior year estimated claims reserves in our property catastrophe reinsurance unit increased our net income by $131.6 million, increased our net income $93.1 million, and decreased our net income by $13.9 million, respectively, excluding the consideration of changes in reinstatement premium, profit commissions, minority interest and income tax expense.

Our favorable development on prior years estimated ultimate claim reserves in our property catastrophe reinsurance unit of $131.6 million in 2008 was principally as a result of a comprehensive review of the Company’s expected ultimate net losses associated with the 2005 hurricanes, Katrina, Rita and Wilma, which resulted in an $82.7 million decrease in net losses from these events. The comprehensive review of the 2005 hurricanes included a case-by-case review of the claims for our largest outstanding additional case reserves by cedant for each hurricane, reviewing updated information received from clients, brokers and other industry sources regarding these claims, reviewing industry paid and reported loss development patterns for hurricanes Katrina, Rita and Wilma and comparing these statistics to our paid and reported loss development patterns for these events, and reviewing our historical experience for previous large catastrophes, including the 2004 hurricanes. Based on the work completed, we determined to reduce our current best estimate of the ultimate net losses arising from these events by $82.7 million. The $82.7 million decrease in ultimate net losses was comprised of a $58.6 million decrease in additional case reserves and a $28.3 million decrease in IBNR and was partially offset by a corresponding $4.2 million decrease in losses recoverable. We did not change our reserving methodology as a result of this review.

Actual Results vs. Initial Estimates

The table below summarizes our initial assumptions and changes in those assumptions for claims and claim expense reserves within our property catastrophe reinsurance unit. As discussed above, the key assumption in estimating reserves for our property catastrophe reinsurance unit is our estimate of ultimate claims and claim expenses. The table shows our initial estimates of ultimate claims and claim expenses for each accident year and how these initial estimates have developed over time. The initial estimate of accident year claims and claim expenses represents our estimate of the ultimate settlement and administration costs for claims incurred from catastrophic events occurring during a particular accident year, and as reported as of December 31 of that year. The re-estimated ultimate claims and claim expenses as of December 31, 2006, 2007 and 2008, represent our revised estimates as reported as of those dates. The cumulative favorable (adverse) development shows how our most recent estimates as reported at December 31, 2008 differ from our initial accident year estimates. Favorable development implies that our current estimates are lower than our initial estimates while adverse development implies that our current estimates are higher than our original estimates. Total reserves as of December 31, 2008 reflect the unpaid portion of our estimates of ultimate claims and claim expenses. The table is presented on a gross basis and therefore does not include the benefit of reinsurance recoveries. It also does not consider the impact of loss related premium or DaVinciRe minority interest.

Securities and Exchange Commission

May 18, 2009

Actual vs. Initial Estimated Property Catastrophe Reinsurance Claims and Claim Expense Reserve Analysis

(in thousands, except percentages)

Accident Year	Initial Estimate of Accident Year Claims and Claim Expenses	Re-estimated Claims and Claim Expenses as of December 31,			Cumulative Favorable (Adverse) Development	% Decrease (Increase) of Current Ultimate	Claims and Claim Expense Reserves as of December 31, 2008	% of Claims and Claim Expenses Unpaid as of December 31, 2008
		2006	2007	2008
1994	$100,816	$137,623	$137,491	$137,396	$(36,580)	(36.3)%	$2,624	1.9%
1995	72,561	64,236	64,234	64,086	8,475	11.7	489	0.8
1996	67,671	45,955	45,868	45,855	21,816	32.2	4	0.0
1997	43,050	7,213	7,200	7,203	35,847	83.3	21	0.3
1998	129,171	154,943	154,797	154,701	(25,530)	(19.8)	3,251	2.1
1999	267,981	215,420	209,540	207,884	60,097	22.4	10,827	5.2
2000	54,600	19,334	19,118	18,793	35,807	65.6	683	3.6
2001	257,285	226,261	225,486	220,220	37,065	14.4	28,747	13.1
2002	155,573	75,967	74,589	73,353	82,220	52.8	9,805	13.4
2003	126,312	79,099	77,042	76,736	49,576	39.2	9,513	12.4
2004	762,392	857,537	851,586	846,652	(84,260)	(11.1)	46,445	5.5
2005	1,473,974	1,501,226	1,461,140	1,380,484	93,490	6.3	180,279	13.1
2006	121,754	121,754	77,093	63,153	58,601	48.1	3,561	5.6
2007	245,892	—	245,892	210,447	35,445	14.4	121,503	57.7
2008	599,481	—	—	599,481	—	—	443,417	74.0

	$4,478,513	$3,506,568	$3,651,076	$4,106,444	$372,069	9.6%	$861,169	21.0%

As quantified in the table above, since the inception of the Company in 1993 we have experienced $372.1 million of cumulative favorable development on the run-off of our gross reserves within our property catastrophe reinsurance unit. This represents 9.6% of our initial estimated gross claims and claim expenses for accident years 2007 and prior of $3.9 billion and is calculated based on our estimates of claims and claim expense reserves as of December 31, 2008, compared to our initial estimates of ultimate claims and claim expenses, as of the end of each accident year. As described above, given the complexity in reserving for claims and claims expenses associated with catastrophe losses for property catastrophe excess of loss reinsurance contracts, we have experienced development, both favorable and unfavorable, in any given accident year in amounts that exceed our inception to date percentage of 9.6%. For example, our 1997 accident year developed favorably by $35.8 million, which is 83.3% better than our initial estimates of claims and claim expenses for the 1997 accident year as estimated as of December 31, 1997, while our 1994 accident year developed unfavorably by $36.6 million, or 36.3%. On a net basis our cumulative favorable or unfavorable development is generally reduced by offsetting changes in our reinsurance recoverables, as well as changes to loss related premiums such as reinstatement premiums, and minority interest for changes in claims and claim expenses that impact DaVinciRe, all of which generally move in the opposite direction to changes in our ultimate claims and claim expenses.

The percentage of claims unpaid at December 31, 2008 for each accident year reflects both the speed at which claims and claim expenses for each accident year have been paid and our estimate of claims and claim expenses for that accident year. As seen above, claims and claim expenses for the 2004 accident year have to date been paid quickly compared to prior accident years. This is due to the fact that hurricanes Charley, Frances, Ivan and Jeanne which occurred in 2004 have been rapid claims paying events. This is driven in part by the mix of our business in Florida, which primarily includes property catastrophe excess of loss reinsurance for personal lines property coverage, rather than commercial property coverage or retrocessional coverage, and the speed of the settlement and payment of claims by our underlying cedants. In contrast, our 2001 accident year, which includes losses from the events of September 11, 2001, and our 2005 accident year, which includes significant losses from hurricane Katrina, includes a higher mix of commercial business and retrocessional coverage where the underlying claims of our cedants tend to be settled and paid more slowly. In addition, claims from our underlying cedants for the 2001 and 2005 accident years are subject to more complex coverage and legal matters due to the complexity of the catastrophic events taking place in those years.

Securities and Exchange Commission

May 18, 2009

Sensitivity Analysis

The table below shows the impact on our ultimate claims and claim expenses, net income and shareholders’ equity as of and for the year ended December 31, 2008 of reasonably likely changes to our estimates of ultimate losses for claims and claim expenses incurred from catastrophic events within our property catastrophe reinsurance business unit. The reasonably likely changes are based on an historical analysis of the period-to-period variability of our ultimate costs to settle claims from catastrophic events, giving due consideration to changes in our reserving practices over time. In general, our claim reserves for our more recent catastrophic events are subject to greater uncertainty and, therefore, greater variability and are likely to experience material changes from one period to the next. This is due to the uncertainty as to the size of the industry losses from the event, uncertainty as to which contracts have been exposed to the catastrophic event, and uncertainty as to the magnitude of claims incurred by our clients. As our claim reserves age, more information becomes available and we believe our estimates become more certain, although there is no assurance this trend will continue in the future. As a result, the sensitivity analysis below is based on the age of each accident year, our current estimated ultimate claims and claim expenses for the catastrophic events occurring in each accident year, and the reasonably likely variability of our current estimates of claims and claim expenses by accident year. The impact on net income and shareholders’ equity assumes no increase or decrease in reinsurance recoveries, loss related premium or DaVinciRe minority interest.

Property Catastrophe Reinsurance Claims and Claim Expense Reserve Sensitivity Analysis

(in thousands, except percentages)

	Ultimate Claims and Claim Expenses as of December 31, 2008	$ Impact of Change in Ultimate Claims and Claim Expenses as of December 31, 2008	% Impact of Change in Ultimate Claims and Claim Expenses as of December 31, 2008	% Impact of Change on Net Income for the Year Ended December 31, 2008	% Impact of Change on Shareholders’ Equity as of December 31, 2008
Higher	$4,457,413	$350,969	8.5%	(1209.4)%	(11.6)%

Recorded	4,106,444	—	—	—	—

Lower	$3,755,475	$(350,969)	(8.5)%	1209.4%	11.6%

We believe the changes we made to our estimated ultimate claims and claim expenses represent reasonably likely outcomes. While we believe these are reasonably likely outcomes, we do not believe the reader should consider the above sensitivity analysis an actuarial reserve range. In addition, the sensitivity analysis only reflects reasonably likely changes in our underlying assumptions. It is possible that our estimated ultimate claims and claim expenses could be significantly higher or lower than the sensitivity analysis described above. For example, we could be liable for events for which we have not estimated claims and claim expenses or for exposures we do not currently believe are covered under our policies. These changes could result in significantly larger changes to our estimated ultimate claims and claim expenses, net income and shareholders’ equity than those noted above. We also caution the reader that the above sensitivity analysis is not used by management in developing our reserve estimates and is also not used by management in managing the business.

Securities and Exchange Commission

May 18, 2009

Exhibit B

Revised Disclosure to be Included in the Company’s Next Annual Report on Form 10-K

(Marked to Show Changes From 2008 Form 10-K)

Comment 3—Note 3. Business Combinations, page F-15

NOTE 3. BUSINESS COMBINATIONS

On June 2, 2008, the Company acquired substantially all the assets and assumed certain liabilities of Agro National, LLC. Agro National is based in Council Bluffs, Iowa and is a managing general underwriter of multi-peril crop insurance. Agro National offers high quality risk protection products and services to the agricultural community throughout the U.S. Agro National participates in the U.S. Federal government’s Multi-Peril Crop Insurance Program and has been writing business on behalf of Stonington, a wholly owned subsidiary of the Company, since 2004. The base purchase price paid by the Company was $80.5 million, plus additional amounts as determined in accordance with the terms of the asset purchase agreement. The additional amounts, if any, will be paid in cash in 2011 within 30 days after the annual settlement date of the 2010 crop year. The additional amounts are calculated in accordance with the terms of the asset purchase agreement and include a payment of 33% of the cumulative adjusted excess profit for the 2008, 2009 and 2010 crop years. The cumulative adjusted excess profit is based on the profit, if any, in excess of a 20% cumulative return on net retained premium for the 2008, 2009 and 2010 crop years, as further defined in the agreement. In connection with the purchase, the Company recorded $46.3 million of intangible assets and $20.4 million of goodwill in the second quarter of 2008. The additional amounts, if any, as discussed above will be recorded as an increase in goodwill in the period in which the contingency is resolved and the consideration becomes issuable. The acquisition was undertaken to purchase the distribution channel for the Company’s multi-peril crop insurance business which was previously conducted through a managing general agency contractual relationship with Agro National, LLC. Other factors that added to the value of Agro National, LLC included its agent relationships, systems and technology, brand name and workforce. These factors resulted in a purchase price greater than the fair value of the net assets acquired and the recognition of goodwill and intangible assets. The acquisition of the net assets was accounted for using the purchase method in accordance with FAS 141.

Securities and Exchange Commission

May 18, 2009

The fair value of the assets and liabilities acquired and allocation of purchase price is summarized as follows:

Total purchase price		$80,500

Assets acquired

Cash and cash equivalents	$4,867
Accounts and notes receivable	31,241
Property and equipment	378
Software	12,600
Other assets	14

Tangible assets acquired		49,100

Intangible asset - Agent relationships	39,900
Intangible asset - Trade name	3,500
Intangible asset - Covenants not-to-compete	2,900

Intangible assets acquired		46,300

Liabilities acquired

Accounts payable and accrued liabilities	35,345

Liabilities acquired		35,345

Excess purchase price - Goodwill		$20,445

Agent relationships represent the value of the existing non-contractual relationships Agro National, LLC had with its insurance agents. Agent relationships have a finite estimated useful life of approximately 20 years and are being amortized in proportion to their expected cash flows. The trade name represents the value of the Agro National, LLC brand and is estimated to have a useful life of 25 years. The trade name is being amortized straight line over 25 years. Covenants not-to-compete represent non-compete agreements with key employees of Agro National, LLC. These agreements are being amortized straight line over their contractual life which has a weighted average life of approximately four years. Goodwill is estimated to have an indefinite life. The goodwill and intangible assets are recorded entirely in the Company’s Individual Risk segment. During 2008, the Company recorded $4.2 million of intangible asset amortization related to these intangibles.

The estimated remaining amortization expense for the intangible assets is as follows:

2009	$4,476
2010	4,349
2011	4,205
2012	3,623
2013 and thereafter	25,496

Total	$42,149

Operating results of Agro National have been included in the consolidated financial statements from June 2, 2008, the date of acquisition. FAS 141 requires the following selected unaudited pro-forma information be provided to present a summary of the combined results of the Company and Agro National assuming the transaction had been effective January 1, 2007 and 2008, respectively. The unaudited pro-forma data is for informational purposes only and does not necessarily represent results that would have occurred if the transaction had taken place on the basis assumed above.

Securities and Exchange Commission

May 18, 2009

Year ended December 31,	2008	2007
	(unaudited)	(unaudited)
Gross premiums written	$1,736,028	$1,809,637
Net premiums earned	$1,386,824	$1,424,369
Total revenue	$1,231,196	$1,665,554
Total expenses	$1,137,584	$899,640

Net (loss) income (attributable) available to common shareholders	$(4,389)	$577,089
Net (loss) income (attributable) available to common shareholders per common share - basic	$(0.07)	$8.18
Net (loss) income (attributable) available to common shareholders per common share - diluted (1)	$(0.07)	$8.03

(1)	In accordance with FAS 128, earnings per share calculations use average common shares outstanding - basic, when in a net loss position.

The pro-forma net (loss) income (attributable) available to common shareholders per common share – diluted for the year ended December 31, 2008 and 2007 of $(0.07) and $8.03, respectively, compares to actual results of $(0.21) and $7.93 for the year ended December 31, 2008 and 2007, respectively.

Effective April 1, 2008, the Company purchased substantially all the assets of Claims Management Services, Inc. (“CMS”). CMS was subsequently renamed Glencoe Group Claims Management Inc. (“Glencoe Claims”). Glencoe Claims is based in Roswell, Georgia and is a privately held company specializing in claims administration, adjusting and consulting services for insurance companies, managing general agents, self-insured clients, fronted programs and clients with substantial retentions or deductibles. Glencoe Claims has a proprietary network of licensed adjusters and offers services on a national basis. The Company uses Glencoe Claims for claims services solely for its own business and Glencoe Claims is not currently providing claims services to third parties. The base purchase price paid by the Company was $3.8 million, plus additional amounts as determined in accordance with the terms of the asset purchase agreement. In connection with the purchase, the Company acquired net assets with a fair value of $0.5 million and recorded $3.3 million of goodwill. Goodwill is estimated to have an indefinite life and is recorded entirely in the Company’s Individual Risk segment.

Securities and Exchange Commission

May 18, 2009

Exhibit C

Revised Disclosure to be Included in the Company’s Next Annual Report on Form 10-K

(Marked to Show Changes From 2008 Form 10-K)

Comment 4—Note 17. Taxation, page F-32

NOTE 17. TAXATION

Under current Bermuda law, the Company and its Bermuda subsidiaries are not subject to any income or capital gains taxes. In the event that such taxes are imposed, the Company and its Bermuda subsidiaries would be exempted from any such tax until March 2016 pursuant to the Bermuda Exempted Undertakings Tax Protection Act of 1966, and Amended Act of 1987.

Glencoe U.S. Holdings Inc. (“Glencoe U.S.”) and its subsidiaries are subject to income taxes imposed by U.S. Federal and state authorities and file a consolidated U.S. tax return. Should the U.S. subsidiaries pay a dividend to the Company, withholding taxes would apply to the extent of current year or accumulated earnings and profits. The Company also has operations in Ireland which are also subject to income taxes imposed by the jurisdiction in which they operate.

The Company is not subject to income taxation other than as stated above. There can be no assurance that there will not be changes in applicable laws, regulations or treaties, which might require the Company to change the way it operates or become subject to taxation.

Income tax benefit (expense) for 2008, 2007 and 2006 is comprised as follows:

	Current	Deferred	Total
Year ended December 31, 2008
Total income tax benefit (expense)	$107	$(675)	$(568)

Year ended December 31, 2007
Total income tax (expense) benefit	$(385)	$18,817	$18,432

Year ended December 31, 2006
Total income tax expense	$(935)	$—	$(935)

The Company’s expected income tax provision computed on pre-tax income at the weighted average tax rate has been calculated as the sum of the pre-tax income in each jurisdiction multiplied by that jurisdiction’s applicable statutory tax rate. A reconciliation of the difference between the provision for income taxes and the expected tax provision at the weighted average tax rate for the years ended December 31, 2008 and 2007 is as follows:

Year ended December 31,	2008	2007
Expected income tax benefit (expense)	$468	$(7,514)
Change in valuation allowance	1,702	25,845
Non-deductible expenses	(168)	(54)
Transfer pricing adjustments	(1,908)	—
Other	(662)	155

Income tax (expense) benefit	$(568)	$18,432

Securities and Exchange Commission

May 18, 2009

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

At December 31,	2008	2007
Deferred tax assets
Net operating loss carryforwards	$15,603	$9,026
Unearned premium adjustment	4,937	4,240
Claims reserves, principally due to discounting for tax	4,567	4,691
Intangible assets	2,145	913
Accrued expenses	3,347	4,574
Investments	—	461
Other	2,163	2,586

	32,762	26,491

Deferred tax liabilities
Deferred acquisition costs	(3,775)	(4,741)
Investments	(10,643)	—

	(14,418)	(4,741)

Net deferred tax asset before valuation allowance	18,344	21,750
Valuation allowance	(1,383)	(3,085)

Net deferred tax asset	$16,961	$18,665

During 2008, the Company recorded net reductions to the valuation allowance of $1.7 million. The Company’s deferred tax asset relates primarily to net operating loss carryforwards and book-tax differences relating to unearned premium reserves, loss reserves, accrued expenses and intangible assets. Net operating loss carryforwards are available to offset future taxes payable by the Company’s U.S. subsidiaries. Although the net operating losses, which gave rise to a deferred tax asset, have a carryforward period through 2027, the Company’s U.S. operations generated cumulative taxable income for the three year period ending December 31, 2008. In addition, the Company expects its U.S. tax-paying subsidiaries will continue to generate taxable income in future periods. Accordingly, the Company believes that it is more likely than not that the U.S. deferred tax asset will be realized and therefore the U.S. valuation allowance was reduced in its entirety in 2008. The remaining valuation allowance at December 31, 2008 relates exclusively to net operating loss carryforwards in the Company’s operations in Ireland.

Securities and Exchange Commission

May 18, 2009

During 2007, the Company recorded net reductions to the valuation allowance of $25.8 million. The Company’s deferred tax asset relates primarily to net operating loss carryforwards and GAAP versus tax basis accounting differences relating to unearned premium reserves, loss reserves, accrued expenses and intangible assets. The net operating losses, which gave rise to the deferred tax asset, have a carryforward period through 2027. While the Company’s U.S. operations had generated losses in earlier years resulting in these net operating losses, the Company’s U.S. operations generated GAAP taxable income for the third consecutive year during the year ended December 31, 2007. Accordingly, the Company believes that it is now more likely than not that the deferred tax asset will be realized with limited exceptions and therefore the valuation allowance was reduced in 2007.

Net operating loss carryforwards of $40.6 million (2007 – $48.9 million) are available to offset regular taxable U.S. income during the carryforward period. Under applicable law, the U.S. net operating losses expire between 2020 and 2027. All net operating losses for tax years prior to 2000 have been fully utilized. In addition, the Company has an alternative minimum tax (“AMT”) credit carryforward of $1.0 million which can be carried forward indefinitely. In Ireland, the Company has net operating loss carryforwards of $11.0 million. Under applicable law, the Irish net operating losses carryforward for an indefinite period.

The Company paid U.S. federal and Irish income taxes of $0.3 million, $0.7 million and $0.6 million in the years ended December 31, 2008, 2007 and 2006, respectively.

The Company had no unrecognized tax benefits upon adoption of FIN 48 and has no unrecognized tax benefits as of December 31, 2008. Tax years ending December 31, 2005 through December 31, 2007 are open for examination by the Internal Revenue Service.